UNITED STATES
			SECURITIES AND EXCHANGE COMMISSION
	   		    Washington, D.C.  20549

				  SCHEDULE 13G/A

    		  Under the Securities Exchange Act of 1934

			       (Amendment No. 2)


			  Orexigen Therapeutics, Inc.

			       (Name of Issuer)


			         Common Stock

			(Title of Class of Securities)


				  686164302

				(CUSIP Number)

			      December 31, 2017

        (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

|X|	Rule 13d-1(b)
| |	Rule 13d-1(c)
| |	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP No. 686164302		Schedule 13G/A			Page 2 of 9
___________________________________________________________________________
1.Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Telemetry Investments, L.L.C.
13-4081603
___________________________________________________________________________

2.Check the Appropriate Box if a Member of a Group (See Instructions)
(a) /  /
(b) /  /
___________________________________________________________________________
3.SEC Use Only
___________________________________________________________________________
4.Citizenship or Place of Organization
Delaware
___________________________________________________________________________
Number of
		5.Sole Voting Power

Shares Bene-	0
		_________________________________________________________

ficially owned	6.Shared Voting Power

		1,255,061 (1)
by Each		_________________________________________________________
		7.Sole Dispositive Power

		0
Reporting	_________________________________________________________

		8.Shared Dispositive Power

Person With:	1,255,061 (1)
___________________________________________________________________________
9.Aggregate Amount Beneficially Owned by Each Reporting Person

   1,255,061 (1)
____________________________________________________________________________
10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares
   						(See Instructions)
____________________________________________________________________________
11.Percent of Class Represented by Amount in Row 9

   6.3% (2)
____________________________________________________________________________
12.Type of Reporting Person (See Instructions)

   IA
____________________________________________________________________________

(1) Telemetry Investments, L.L.C. is the investment manager to Telemetry Securities, L.L.C., a Delaware limited liability company. As of December
31, 2017, Telemetry Securities, L.L.C. holds (i) 64,464 shares of the Issuer's Common Stock, (ii) 400,000 warrants to acquire 400,000 shares of Common Stock (the "Warrants"), (iii) $3,000,000 of the Issuer's 0% convertible senior secured notes due 2020 (the "Senior Convertible Notes") convertible into 400,000 shares of Common Stock based on a ratio of 133.333 shares of Common Stock for each $1,000 principal amount of Senior Convertible Notes, (iv) $5,401,000 of the Issuer's restricted 2.75% convertible senior notes due 2020 (the "Restricted Convertible Notes") convertible into 360,067 shares of Common Stock based on a ratio of 66.667 shares of Common Stock for each $1,000 principal amount of Restricted Convertible Notes, and (v) $2,500,000 of the Issuer's unrestricted 2.75% convertible senior notes due 2020 (the "Convertible Notes") convertible into 30,531 shares of Common Stock based on a ratio of 12.212 shares of Common Stock for each $1,000 principal amount of the Convertible Notes. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Telemetry Securities, L.L.C., Telemetry Investments, L.L.C., as the investment manager to Telemetry Securities, L.L.C., and each of Andrew J. Schorr and Daniel P. Schorr, as a manager of Telemetry Investments, L.L.C., are collectively, the Reporting Persons in respect of the common shares of the Issuer reported herein.

(2) This percentage is calculated based upon an aggregate of 18,739,099 shares outstanding of the Issuer, which is the sum of (i) 16,603,831 shares of Common Stock outstanding as of November 10, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 filed with the Securities and Exchange Commission on November 14, 2017, and (ii) 2,135,268 shares of Common Stock issued in the exchange transactions described in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 1, 2017, and includes an additional 1,190,597 shares issuable to Telemetry Securities, L.L.C.
upon the exercise of the Warrants and the conversion of the Senior
Convertible Notes, the Restricted Convertible Notes and the Convertible Notes.



CUSIP No. 686164302		Schedule 13G/A			Page 3 of 9
___________________________________________________________________________
1.Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Andrew J. Schorr
___________________________________________________________________________

2.Check the Appropriate Box if a Member of a Group (See Instructions)
(a) /  /
(b) /  /
___________________________________________________________________________
3.SEC Use Only
___________________________________________________________________________
4.Citizenship or Place of Organization
USA
___________________________________________________________________________
Number of
                5.Sole Voting Power

Shares Bene-    0
                _________________________________________________________

ficially owned  6.Shared Voting Power

                1,255,061 (1)
by Each         _________________________________________________________
                7.Sole Dispositive Power

                0
Reporting       _________________________________________________________

                8.Shared Dispositive Power

Person With:    1,255,061 (1)
___________________________________________________________________________
9.Aggregate Amount Beneficially Owned by Each Reporting Person

   1,255,061 (1)
____________________________________________________________________________
10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                (See Instructions)
____________________________________________________________________________
11.Percent of Class Represented by Amount in Row 9

   6.3% (2)
____________________________________________________________________________
12.Type of Reporting Person (See Instructions)

   IN
____________________________________________________________________________

(1) Each of Andrew J. Schorr and Daniel P. Schorr are managers of Telemetry Investments, L.L.C., a registered investment adviser to, and with power to vote or dispose of the assets of, Telemetry Securities, L.L.C. As of December 31, 2017, Telemetry Securities, L.L.C. holds (i) 64,464 shares of the Issuer's Common Stock, (ii) 400,000 warrants to acquire 400,000 shares of Common
Stock (the "Warrants"), (iii) $3,000,000 of the Issuer's 0% convertible senior secured notes due 2020 (the "Senior Convertible Notes") convertible into 400,000 shares of Common Stock based on a ratio of 133.333 shares of Common Stock for each $1,000 principal amount of Senior Convertible Notes,
(iv) $5,401,000 of the Issuer's restricted 2.75% convertible senior notes due 2020 (the "Restricted Convertible Notes") convertible into 360,067 shares of Common Stock based on a ratio of 66.667 shares of Common Stock for each $1,000 principal amount of Restricted Convertible Notes, and (v) $2,500,000 of the Issuer's unrestricted 2.75% convertible senior notes due 2020 (the "Convertible Notes") convertible into 30,531 shares of Common Stock based on a ratio of 12.212 shares of Common Stock for each $1,000 principal amount of the Convertible Notes. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Telemetry Securities, L.L.C., Telemetry Investments, L.L.C., as the investment manager to Telemetry Securities, L.L.C., and each of Andrew J. Schorr and Daniel P. Schorr, as a manager of Telemetry Investments, L.L.C., are collectively, the Reporting Persons in respect of the common shares of the Issuer reported herein.

(2) This percentage is calculated based upon an aggregate of 18,739,099 shares outstanding of the Issuer, which is the sum of (i) 16,603,831 shares of Common Stock outstanding as of November 10, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 filed with the Securities and Exchange Commission on November 14, 2017, and (ii) 2,135,268 shares of Common Stock issued in the exchange transactions described in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 1, 2017, and includes an additional 1,190,597 shares issuable to Telemetry Securities, L.L.C.
upon the exercise of the Warrants and the conversion of the Senior
Convertible Notes, the Restricted Convertible Notes and the Convertible Notes.


CUSIP No. 686164302             Schedule 13G/A                  Page 4 of 9
___________________________________________________________________________
1.Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Daniel P. Schorr
___________________________________________________________________________

2.Check the Appropriate Box if a Member of a Group (See Instructions)
(a) /  /
(b) /  /
___________________________________________________________________________
3.SEC Use Only
___________________________________________________________________________
4.Citizenship or Place of Organization
USA
___________________________________________________________________________
Number of
                5.Sole Voting Power

Shares Bene-    0
                _________________________________________________________

ficially owned  6.Shared Voting Power

                1,255,061 (1)
by Each         _________________________________________________________
                7.Sole Dispositive Power

                0
Reporting       _________________________________________________________

                8.Shared Dispositive Power

Person With:    1,255,061 (1)
___________________________________________________________________________
9.Aggregate Amount Beneficially Owned by Each Reporting Person

   1,255,061 (1)
____________________________________________________________________________
10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                (See Instructions)
____________________________________________________________________________
11.Percent of Class Represented by Amount in Row 9

   6.3% (2)
____________________________________________________________________________
12.Type of Reporting Person (See Instructions)

   IN
____________________________________________________________________________

(1) Each of Andrew J. Schorr and Daniel P. Schorr are managers of Telemetry Investments, L.L.C., a registered investment adviser to, and with power to vote or dispose of the assets of, Telemetry Securities, L.L.C. As of December 31, 2017, Telemetry Securities, L.L.C. holds (i) 64,464 shares of the Issuer's Common Stock, (ii) 400,000 warrants to acquire 400,000 shares of Common
Stock (the "Warrants"), (iii) $3,000,000 of the Issuer's 0% convertible senior secured notes due 2020 (the "Senior Convertible Notes") convertible into 400,000 shares of Common Stock based on a ratio of 133.333 shares of Common Stock for each $1,000 principal amount of Senior Convertible Notes,
(iv) $5,401,000 of the Issuer's restricted 2.75% convertible senior notes due 2020 (the "Restricted Convertible Notes") convertible into 360,067 shares of Common Stock based on a ratio of 66.667 shares of Common Stock for each $1,000 principal amount of Restricted Convertible Notes, and (v) $2,500,000 of the Issuer's unrestricted 2.75% convertible senior notes due 2020 (the "Convertible Notes") convertible into 30,531 shares of Common Stock based on a ratio of 12.212 shares of Common Stock for each $1,000 principal amount of the Convertible Notes. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Telemetry Securities, L.L.C., Telemetry Investments, L.L.C., as the investment manager to Telemetry Securities, L.L.C., and each of Andrew J. Schorr and Daniel P. Schorr, as a manager of Telemetry Investments, L.L.C., are collectively, the Reporting Persons in respect of the common shares of the Issuer reported herein.

(2) This percentage is calculated based upon an aggregate of 18,739,099 shares outstanding of the Issuer, which is the sum of (i) 16,603,831 shares of Common Stock outstanding as of November 10, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 filed with the Securities and Exchange Commission on November 14, 2017, and (ii) 2,135,268 shares of Common Stock issued in the exchange transactions described in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 1, 2017, and includes an additional 1,190,597 shares issuable to Telemetry Securities, L.L.C.
upon the exercise of the Warrants and the conversion of the Senior
Convertible Notes, the Restricted Convertible Notes and the Convertible Notes.



CUSIP No. 686164302             Schedule 13G/A                  Page 5 of 9
___________________________________________________________________________
1.Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Telemetry Securities, L.L.C.
13-4081600
___________________________________________________________________________

2.Check the Appropriate Box if a Member of a Group (See Instructions)
(a) /  /
(b) /  /
___________________________________________________________________________
3.SEC Use Only
___________________________________________________________________________
4.Citizenship or Place of Organization
Delaware
___________________________________________________________________________
Number of
		5.Sole Voting Power

Shares Bene-	0 (1)
		_________________________________________________________

ficially owned	6.Shared Voting Power

		0
by Each		_________________________________________________________
		7.Sole Dispositive Power

		0 (1)
Reporting	_________________________________________________________

		8.Shared Dispositive Power

Person With:	0
___________________________________________________________________________
9.Aggregate Amount Beneficially Owned by Each Reporting Person

   1,255,061 (1)
____________________________________________________________________________
10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares
   						(See Instructions)
____________________________________________________________________________
11.Percent of Class Represented by Amount in Row 9

   6.3% (2)
____________________________________________________________________________
12.Type of Reporting Person (See Instructions)

   PN
____________________________________________________________________________

(1) As of December 31, 2017, Telemetry Securities, L.L.C. holds (i) 64,464 shares of the Issuer's Common Stock, (ii) 400,000 warrants to acquire 400,000 shares of Common Stock (the "Warrants"), (iii) $3,000,000 of the Issuer's
0% convertible senior secured notes due 2020 (the "Senior Convertible Notes") convertible into 400,000 shares of Common Stock based on a ratio of 133.333 shares of Common Stock for each $1,000 principal amount of Senior Convertible Notes, (iv) $5,401,000 of the Issuer's restricted 2.75% convertible senior notes due 2020 (the "Restricted Convertible Notes") convertible into 360,067 shares of Common Stock based on a ratio of 66.667 shares of Common Stock for each $1,000 principal amount of Restricted Convertible Notes, and (v) $2,500,000 of the Issuer's unrestricted 2.75% convertible senior notes due
2020 ("Convertible Notes") convertible into 30,531 shares of Common Stock based on a ratio of 12.212 shares of Common Stock for each $1,000 principal amount of the Convertible Notes. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Telemetry Securities, L.L.C., Telemetry Investments, L.L.C., as the investment manager to Telemetry Securities, L.L.C., and each of Andrew J. Schorr and Daniel P. Schorr, as a manager of Telemetry Investments, L.L.C., are collectively, the Reporting Persons in respect of the common shares of the Issuer reported herein.


(2) This percentage is calculated based upon an aggregate of 18,739,099 shares outstanding of the Issuer, which is the sum of (i) 16,603,831 shares of Common Stock outstanding as of November 10, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 filed with the Securities and Exchange Commission on November 14, 2017, and (ii) 2,135,268 shares of Common Stock issued in the exchange transactions described in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 1, 2017, and includes an additional 1,190,597 shares issuable to Telemetry Securities, L.L.C.
upon the exercise of the Warrants and the conversion of the Senior
Convertible Notes, the Restricted Convertible Notes and the Convertible Notes.




CUSIP No. 686164302             Schedule 13G/A                  Page 6 of 9

Item 1.

(a)Name of Issuer:

   Orexigen Therapeutics, Inc.


(b)Address of Issuer's Principal Executive Offices

   3344 N. Torrey Pines Ct., Suite 200
   La Jolla, CA 92037

Item 2.

(a)Name of Person Filing

   Telemetry Securities, L.L.C. as the holder of (i) 64,464 shares of the Issuer's Common Stock, (ii) 400,000 warrants to acquire
   400,000 shares of Common Stock (the "Warrants"), (iii) $3,000,000 of the Issuer's 0% convertible senior secured notes due 2020, (iv) $5,401,000 of the Issuer's restricted 2.75% convertible senior notes due 2020, and (v) $2,500,000 of the Issuer's unrestricted 2.75% convertible senior notes due 2020, Telemetry Investments, L.L.C., as the investment manager to Telemetry Securities, L.L.C., and each of Andrew J. Schorr and Daniel P. Schorr, as a manager of Telemetry Investments, L.L.C. are collectively, the Reporting Persons hereunder.

   This filing amends that certain Schedule 13G/A filing made August 10, 2017 by Telemetry Securities, L.L.C., Telemetry Investments, L.L.C., and each of Andrew J. Schorr and Daniel P. Schorr, as a manager of Telemetry Investments, L.L.C., in respect of the same Notes, to reflect the fact that Telemetry Securities, L.L.C. is no longer registered with the SEC as a broker/dealer.

(b)Address of Principal Business Office or, if none, Residence

   545 Fifth Avenue, Suite 1108
   New York, NY  10017

(c)Citizenship

   Telemetry Investments, L.L.C. and Telemetry Securities, L.L.C.-- Delaware Andrew J. Schorr and Daniel P. Schorr -- USA


(d)Title of Class of Securities

   Common Stock


(e)CUSIP Number

   686164302

Item 3. If this statement is filed pursuant to ss240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) | |	Broker or dealer registered under section 15 of the
		Act (15 U.S.C. 78o).(1)
(b) | |	Bank as defined in section 3(s)(6) of the Act (15 U.S.C. 78c).
(c) | |	Insurance Company as defined in section 3(a)(19) of the
		Act (15 U.S.C. 78c).
(d) | |	Investment Company registered under section 8 of the
		Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) |X|	An investment adviser in accordance with
		s240.13d-1(b)(1)(ii)(E);(2)
(f) | |	An employee benefit plan or endowment fund in accordance
		with s240.13d-1(b)(1)(ii)(F);
(g) | |	A parent holding company or control person in accordance
		with s240.13d-1(b)(ii)(G);
(h) | |	A savings associations as defined in Section 3(b) of the
		Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) | |	A church plan that is excluded from the definition of an
		investment company under section 3c(14) of the	Investment
		Company Act of 1940 (15 U.S.C. 80a-3);
(j) | |	Group, in accordance with s240.13d-1(b)(1)(ii)(J).





CUSIP No. 686164302             Schedule 13G/A                  Page 7 of 9

Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

    1,255,061 shares of common stock of the Issuer, upon (i) the exercise of all 400,000 Warrants, (ii) the conversion of all $3,000,000 of the Issuer's Senior Convertible Notes, (iii) the conversion of all $5,401,000 of the Issuer's Restricted Convertible Notes, and (iv) the conversion of all $2,500,000 of the Issuer's Convertible Notes, held by Reporting Persons.

(b) Percent of Class:

    6.3% of the common stock of the Issuer, based upon the sum of (i) 16,603,831 shares of common stock outstanding as reported in the Issuer's most recent quarterly report, and (ii) 2,135,268 shares of common stock issued in the exchange transactions described in the Issuer's Current Report on Form 8-K filed on December 1, 2017, and that number of shares of stock that would be issued to effect the exercise and conversion of the Warrants, Senior Convertible Notes, Restricted Convertible Notes, and Convertible Notes.

(c) Number of shares as to which such person has:

	(i) Sole power to vote or to direct the vote:
             0

	(ii) Shared power to vote or to direct the vote:
       	     *

	(iii) Sole power to dispose or to direct the disposition of:
	     0

	(iv) Shared power to dispose or to direct the disposition of:
	     *

Instruction: For computations regarding securities which represent a right to acquire an underlying security see s240.13d(1).

* This report on Schedule 13G/A is being jointly filed by (i) Telemetry Securities, L.L.C., (ii) Telemetry Investments, L.L.C. as investment adviser to Telemetry Securities, L.L.C., (iii) Andrew J. Schorr as a manager and member of Telemetry Investments, L.L.C. and (iv) Daniel P. Schorr as the other manager and member of Telemetry Investments, L.L.C.

As of December 31, 2017, Telemetry Securities, L.L.C. holds (i) 64,464 shares of the Issuer's Common Stock, (ii) 400,000 warrants to acquire 400,000 shares of Common Stock (the "Warrants"), (iii) $3,000,000 of the Issuer's 0% convertible senior secured notes due 2020 (the "Senior Convertible Notes") convertible into 400,000 shares of Common Stock based on a ratio of 133.333 shares of Common Stock for each $1,000 principal amount of Senior Convertible Notes, (iv) $5,401,000 of the Issuer's 2.75% restricted convertible senior notes due 2020 (the "Restricted Convertible Notes") convertible into 293,400 shares of Common Stock based on a ratio of 66.667 shares of Common Stock for each $1,000 principal amount of Restricted Convertible Notes, and (v) $2,500,000 of the Issuer's 2.75% unrestricted convertible senior notes due 2020 (the "Convertible Notes") convertible into 30,531 shares of Common Stock based on a ratio of 12.212 shares of Common Stock for each $1,000 principal amount of Convertible Notes. Based on the foregoing, upon exercise of the Warrants and conversion of the Senior Convertible Notes, the Restricted Convertible Notes, and the Convertible Notes, Telemetry Securities, L.L.C. would be entitled to receive 1,190,597 shares of common stock of the issuer, along with the 64,464 shares it currently owns.

Such shares are deemed to be beneficially owned (a) directly by Telemetry Securities, L.L.C. and (b) indirectly by Telemetry Investments, L.L.C. as investment adviser to Telemetry Securities, L.L.C. and (c) indirectly by each of Andrew J. Schorr and Daniel P. Schorr as managers and members of Telemetry Investments, L.L.C.

The beneficial ownership percentage of 6.3% of the class is calculated based upon the sum of (i) 16,603,831 shares of common stock outstanding as reported in the Issuer's most recent quarterly report, and (ii) 2,135,268 shares of common stock issued in the exchange transactions described in the Issuer's Current Report on Form 8-K filed on December 1 2017, and includes an additional 1,190,597 shares issuable to Telemetry Securities, L.L.C. upon the exercise of the Warrants and the conversion of the Senior Convertible Notes, the Restricted Convertible Notes, and the Convertible Notes.


CUSIP No. 686164302             Schedule 13G/A                  Page 8 of 9

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.


Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Telemetry Fund I, L.P. is the sole member of Telemetry Securities, L.L.C.
As such, it and its partners have an indirect right in the proceeds of the Warrants, the Senior Convertible Notes, the Restricted Convertible Notes, the Convertible Notes, shares issuable upon exercise or conversion of the Warrants, the Senior Convertible Notes, the Restricted Convertible Notes, and the Convertible Notes, and dividends, if any, payable in respect of such shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
	the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              February 14, 2018
                                        ______________________________
                                                    (Date)



TELEMETRY INVESTMENTS, L.L.C.

By:  /s/   Andrew Schorr
    ______________________________
        Name:  Andrew Schorr
        Title: Chief Executive Officer


TELEMETRY SECURITIES, L.L.C.

By: Telemetry Investments, L.L.C., its Investment Manager

By:  /s/   Andrew Schorr
    ______________________________
        Name:  Andrew Schorr
        Title: Chief Executive Officer



     /s/   Andrew Schorr
    ______________________________
        Andrew Schorr



     /s/   Daniel Schorr
    ______________________________
        Daniel Schorr



CUSIP No. 686164302             Schedule 13G/A                  Page 9 of 9

                               EXHIBIT A
                        JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on this Schedule 13G/A Amendment 2, dated February 14, 2018 (the "Schedule 13G/A"), with respect to the Shares of Orexigen Therapeutics, Inc., is filed, and all further amendments thereto will be filed, on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13G/A. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G/A, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 14th day of February, 2018.


TELEMETRY INVESTMENTS, L.L.C.

By:  /s/   Andrew Schorr
    ______________________________
        Name:  Andrew Schorr
        Title: Chief Executive Officer


TELEMETRY SECURITIES, L.L.C.

By: Telemetry Investments, L.L.C., its Investment Manager

By:  /s/   Andrew Schorr
    ______________________________
        Name:  Andrew Schorr
        Title: Chief Executive Officer



     /s/   Andrew Schorr
    ______________________________
        Andrew Schorr



     /s/   Daniel Schorr
    ______________________________
        Daniel Schorr